

April 8, 2024

Philippe Dubuc
Senior Vice President and Chief Financial Officer
Theratechnologies Inc.
2015 Peel Street, 11th Floor
Montreal, Quebec, H3A 1T8
Canada

>   **Re: Theratechnologies Inc.**
>   **Form 20-F for the fiscal year ended November 30, 2023**
>   **Filed February 21, 2024**
>   **File No. 001-35203**

Dear Philippe Dubuc:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended November 30, 2023

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Revenue, page 52

1.   You disclose that the increase in net sales of *EGRIFTA SV®* was mostly the result of a higher number of units sold compared to the previous year, as well as a higher net selling price. You also disclose various factors that affected your sales of Trogarzo. Please provide disclosures to be included in future filings that address the following:
     • Quantify the extent to which the changes were attributable to changes in prices and changes in volume. Refer to Item 5.A of Form 20-F.
     • Quantify the impact of other factors cited including but not limited to rebates to government payers.
     • Provide a rollforward table of your adjustments to net revenues, including rebates, contractual, and other adjustments.

R&D Expenses, page 53

2.   Please provide disclosures to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
26. Commitments
(b) Licence agreement, page 80

3.   You disclose that the Company agreed to make certain milestone payments to the Massachusetts General Hospital (MGH) related to the development of tesamorelin. Please provide disclosures to be included in future filings with the aggregate amount of potential future milestone payments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences